Andrews Kurth LLP 600 Travis, Suite 4200 Houston, Texas 77002 +1.713.220.4200 Phone +1.713.220.4285 Fax andrewskurth.com

November 21, 2013

VIA EDGAR AND HAND DELIVERY

Ms. Mara L. Ransom

United States Securities and Exchange

     Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cheniere Energy Partners LP Holdings, LLC
Registration Statement on Form S-1
File No. 333-191298

Dear Ms. Ransom:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), on behalf of Cheniere Energy Partners LP Holdings, LLC (“Holdings,” “we,” “us” or “our”), we hereby supplementally submit the currently expected offering terms of the initial public offering (the “Offering”) of our common shares representing limited liability company interests (the “Shares”), including the price range, the number of Shares to be offered, the estimated net proceeds Holdings expects to receive from the Offering and the total number of Shares to be outstanding after the Offering. Holdings expects that these pricing terms will be included in a future amendment to the Registration Statement on Form S-1, File No. 333-191298, as amended (the “Registration Statement”).

The Offering terms are a bona fide estimate of the range of the minimum and maximum offering price pursuant to Item 501(b)(3) of Regulation S-K and the maximum number of Shares to be offered as of November 20, 2013. Should the bona fide estimates of these terms change, the figures presented in future amendments to the Registration Statement may increase or decrease.

Holdings proposes to price the Offering with a bona fide price range of $19.00 to $21.00 per Share, with a midpoint of $20.00 per Share. In the Offering, Holdings proposes to sell up to 30,000,000 Shares. Holdings has also granted the underwriters in the Offering a 30-day option to purchase up to an aggregate of 4,500,000 additional Shares from Holdings. As discussed with members of the Staff, this range is initially being provided for your consideration by correspondence due to Holdings’ and the underwriters’ concern regarding providing such information in advance of the launch of the Offering given recent market volatility, as well as our desire to provide all information necessary for the Staff to complete its review on a timely basis.

Austin  Beijing  Dallas  Dubai  Houston  London  New York  Research Triangle Park  The Woodlands  Washington, DC

November 21, 2013

Additionally, Holdings is enclosing its proposed marked copy of those pages of the Registration Statement that will be affected by the offering terms set forth herein, as well as certain other changes to the Registration Statement to update other information. Holdings expects these changes to be incorporated into a future amendment to the Registration Statement. Holdings seeks confirmation from the Staff that it may launch the Offering with the price range specified herein and include such price range in a future filing of the Registration Statement.

Please direct any questions you have with respect to the foregoing or with respect to the attached changed pages to the undersigned at (713) 220-4351 or georgevlahakos@andrewskurth.com.

Very truly yours,

/s/ George J. Vlahakos

George J. Vlahakos